 EXHIBIT 99.1

EQUINOX GOLD CORP.

CHANGE OF STATUS REPORT
Filed Pursuant to Section 11.2 of
National Instrument 51-102 – Continuous Disclosure Obligations

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent Securities (Prince Edward Island)

Re: Equinox Gold Corp. (the “Company”) – Change of Status Report

Pursuant to the provisions of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the undersigned provides notice that the common shares of the Company began trading on the NYSE American Stock Exchange on September 16, 2019. Accordingly, the Company ceased to be a venture issuer pursuant to the applicable provisions of NI 51-102 on September 16, 2019.

EQUINOX GOLD CORP.

Per:	/s/ Susan Toews
Name:	Susan Toews
Title:	General Counsel